PINE Code of Conduct

This Code of Conduct (the “Code”) sets forth standards of conduct for all employees of PINE Advisor Solutions (the “PINE”). This Code is intended to deter wrongdoing and to promote the conduct of all PINE business in accordance with high standards of integrity. The provisions of the Code are not all- inclusive. Rather, they are intended as a guide for employees of PINE in their conduct.

Compliance with Laws, Rules, and Regulations

PINE requires that all employees, officers, and directors comply with all applicable laws, rules, and regulations. Employees are expected to use good judgment and common sense with respect to their conduct while working at PINE and to ask for advice when they are uncertain.

If employees become aware of the violation of any law, rule or regulation by PINE, its employees, or any third-party doing business on behalf of PINE, it is their responsibility to promptly report the matter to either of PINE’s Managing Partners, JB Blue at JB@PINEAdvisorSolutions.com or Derek Mullins at derek@pineadvisorsolutions.com. Employees shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee for making a good faith report of such violations.

Conflicts of Interest

Employees must act in the best interests of PINE and its clients. Employees must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest,” wherever reasonably practicable. A conflict of interest may occur when an employee’s personal interest interferes with, or appears to interfere with, the interests of PINE or its clients. A conflict of interest may arise when an employee acts, fails to act, or has an interest that prevents them from performing their PINE duties and responsibilities honestly, objectively, and effectively.

Employees should disclose any material transaction or relationship that they believe give rise to a conflict of interest to either of PINE’s Managing Partners, JB Blue or Derek Mullins who shall be responsible for determining whether such transaction or relationship constitutes a conflict of interest.

Insider Trading

Employees who have material non-public information about PINE or other companies, including our clients, due to their relationship with PINE are prohibited by law and PINE policy from trading on that information. Employees are also prohibited from communicating such information to others in order to trade on the basis of that information.

If employees are uncertain about the constraints on their purchase or sale of any securities, they should consult with either of PINE’s Managing Partners, JB Blue, or Derek Mullins before making any such purchase or sale.

PINE may request account information and disclosure for any holdings which have a potential for a conflict, such as an investment in a PINE client.

Confidentiality

Employees must maintain the confidentiality of information entrusted to them by PINE or our clients, except when disclosure is authorized or legally required.

Unauthorized disclosure of any confidential information is strictly prohibited. Employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to PINE or our clients, is not communicated outside the company or to other parties not entitled to that information.

Honest and Ethical Conduct & Fair Dealing

Employees should endeavor to deal honestly, ethically, and fairly with PINE’s suppliers, customers, competitors, and employees. Statements regarding PINE’s products and services must not be untrue, misleading, deceptive, or fraudulent. Employees must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Gifts and Entertainment

Gifts, entertainment, or other favors to government officials are prohibited, except if they comply with applicable law and not given in consideration or expectation of any action by the recipient.

Employees are expected to avoid any gifts or entertainment that:

•	Could create an apparent or actual conflict,
•	Is excessive or would reflect unfavorably on PINE or its Clients, or
•	Would be inappropriate or disreputable nature.

Bribes and kickbacks are criminal acts and are strictly prohibited by law. Employees must not offer, give, solicit, or receive any form of bribe or kickback anywhere in the world.